Hometown International, Inc.

25 E. Grant Street

Woodstown, NJ 08098

November 6, 2015

VIA EDGAR

Mara L. Ransom, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Hometown International, Inc.
Registration Statement on Form S-1
Filed October 19, 2015
File No. 333-207488

Dear Ms. Ranson:

We are in receipt of your comment letter dated November 2, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that the three months ended June 30, 2014 condensed consolidated statement of operations was restated to add $10,564 of operating expenses. Please revise to clearly label the three months ended June 30, 2014 condensed consolidated statement of operations as restated. In addition, revise your footnotes to disclose that a previously issued financial statement has been restated along with a narrative description of the nature of each of the errors. For each financial statement line item affected by the restatements, please reconcile in table format between the previously reported and restated amounts. Refer to ASC 250-10-50-7.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that We have revised the financial statements to mark them restated and included footnote two and a narrative of the error in accordance with ASC 250-10-50-7. .

The Company acknowledges that:

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Hometown International, Inc.

By:	/s/ Paul F. Morina
Name:	Paul F. Morina
Title:	Chief Executive Officer